UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingt[on, D.C.]

14048615

SEC MAIL PROCESSING
RECEIVED
FEB 28 2014
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-69254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/22/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jane Street Execution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 New York Plaza
(No. and Street)

New York (City) New York (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marie Harrison 212-651-6069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/10

SP 3/21/14

OATH OR AFFIRMATION

I, Ian Schaad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jane Street Execution Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Vickiana Arias
Notary Public, State of New York
No. 01AR6[illegible]
Qualified in New York County
Commission Expires April 06, 2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Jane Street Execution Services, LLC
December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

EY
Building a better
working world

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Member of
Jane Street Execution Services, LLC

We have audited the accompanying statement of financial condition of Jane Street Execution Services, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better
working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jane Street Execution Services, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2014

Jane Street Execution Services, LLC

Statement of Financial Condition

December 31, 2013

Assets		
Cash	$	8,499,762
Fixed assets (net of accumulated depreciation of $39,212)		1,011,188
Total assets	$	9,510,950
Liabilities and member's equity		
Liabilities:		
Due to Parent	$	1,128,076
Due to affiliates		1,538,174
Accrued expenses and other liabilities		216,956
Total liabilities		2,883,206
Member's equity		6,627,744
Total liabilities and member's equity	$	9,510,950

See accompanying notes.

Jane Street Execution Services, LLC

Notes to Statement of Financial Condition

December 31, 2013

1. Nature of Operations

Jane Street Execution Services, LLC (the "Company" or “JSES”), was formed as a Delaware limited liability company on February 22, 2013. JSES is a wholly-owned subsidiary of Jane Street Holding II, LLC (the “Parent”).

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, and was approved as a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) effective November 14, 2013. JSES is also a member of The NASDAQ Stock Market, LLC.

JSES was established for the purpose of providing brokerage services to third-party broker-dealer clients and other institutional customers. JSES will effect brokerage transactions exclusively on an agency basis.

No brokerage activities commenced from inception through the period ended December 31, 2013.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of this financial statement requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of this financial statement. Actual amounts could differ from these estimates.

Cash

The Company at times may maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company and a disregarded entity for U.S. tax purposes; therefore, no provision has been made in the accompanying financial statement for U.S. federal, state, or city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in Member's equity. The Company has not accrued any amounts related to income tax positions and related uncertainties.

Fixed Assets

Furniture, equipment, software, and leasehold improvements are carried at cost net of accumulated depreciation and amortization. Depreciation is provided by the straight line method over the estimated useful lives of the related assets. Leasehold improvements are amortized on a straight line basis over the lease term.

Fixed assets consist of the following:

	Depreciable Life in Years	At December 31, 2013
Leasehold improvements	Life of lease*	$ 294,059
Furniture	7	46,593
Equipment	5	671,270
Software	3	38,478
Total fixed assets		1,050,400
Less accumulated depreciation and amortization		39,212
Net fixed assets		$ 1,011,188

*The lease is in the name of an affiliate.

3. Fair Value of Financial Instruments

Accounting Standards Codification ("ASC") 820 provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not any specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level in that hierarchy.

At December 31, 2013, the Company did not own any financial assets or liabilities other than cash.

4. Concentration of Credit Risk

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded such accounts. The Company has not experienced any such loss.

5. Intercompany and Related Party Transactions

The Parent and certain affiliates pay for office space, payroll, and certain operating expenses on behalf of the Company. These expenses may include, among others, general and administrative, and professional fees. An affiliate also allocates to the Company certain costs related to the Company's use of the affiliate's fixed assets. Additionally, the Parent and an affiliate paid for certain fixed assets on behalf of the Company. The total amount paid by the Company's Parent for the period ended December 31, 2013 is $1,128,076. This amount is reflected in the Due to Parent balance in the Statement of Financial Condition. The total amount paid by affiliates for the period ended December 31, 2013 is $1,538,174. The amount reflected as Due to affiliates in the Statement of Financial Condition is comprised of the unreimbursed portion of this amount.

6. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission ("SEC"). The Company computes its net capital under the basic method permitted by the rule, which requires that the minimum net capital be equal to the greater of $5,000, 12.5% of aggregate indebtedness, or an amount based on market-maker activity, as defined. At December 31, 2013, the Company had net capital of $5,616,556, which exceeded the requirement of $360,401 by $5,256,155.

6. Regulatory Requirements (continued)

The Company's equity withdrawals are subject to certain provisions of the net capital rule of the SEC and other regulatory bodies.

7. Other Risks

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a counterparty is unable to fulfill its contractual obligations.

8. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for Exclusive Benefit of Customers."

9. Subsequent Events

The Company has evaluated events through the date that this financial statement was available to be issued.

Effective January 1, 2014, the Company, together with its affiliates, was party to a reorganization designed to achieve certain business and regulatory efficiencies. As part of the transaction, the Parent merged with and into its subsidiary Jane Street Group, LLC ("JSG"). Subsequent to the merger JSG became the surviving entity and ultimate holding company. Accordingly, the Company became a wholly-owned subsidiary of JSG subsequent to the reorganization. No cash consideration was transferred specific to the transaction.

The transaction was accounted for in accordance with ASC 805-50, *Transactions between entities under Common Control*, whereby all assets and liabilities were transferred at current carrying value. As such, the transaction had no impact on the reported amounts of assets and liabilities in this financial statement.

During February 2014, the Company officially commenced brokerage activities.

EY | Assurance | Tax | Transactions | Advisory

About EY

EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

ey.com